SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

    X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period: N/A

Commission File Number 000-08467

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Table of Contents

Signatures	3

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	6
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010	7
Notes to Financial Statements	8

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	18
Schedule H, Line 4j – Schedule of Reportable Transactions	19

Exhibit Index	20

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date:  June 26, 2012                                                                                                 /s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

WesBanco, Inc. KSOP
December 31, 2011 and 2010 and years ended December 31, 2011 and 2010 with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 26, 2012

WesBanco, Inc. KSOP
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
ASSETS
Investments, at fair value:
Registered investment companies	$38,380,965	$38,148,908
WesBanco, Inc. common stock	14,274,956	13,615,754
Total investments	52,655,921	51,764,662

Receivables:
Contributions receivable - Employees	24,350	15,885
Contributions receivable - Employer	13,509	8,757
Loans to participants	1,979,285	1,558,510
Accrued dividends	117,408	100,546
Total receivables	2,134,552	1,683,698

Total assets	54,790,473	53,448,360

LIABILITIES	-	-

Net assets available for benefits	$54,790,473	$53,448,360
See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2011	2010
ADDITIONS
Investment income:
Interest and dividends	$ 1,353,513	$ 1,063,538
Net (depreciation) appreciation in fair value of investments	(1,817,065)	8,195,956
Total investment (loss) income	(463,552)	9,259,494

Contributions:
Employer	1,752,364	1,628,292
Employee	3,410,754	3,025,319
Total contributions	5,163,118	4,653,611

Total additions	4,699,566	13,913,105

DEDUCTIONS
Distributions to participants	3,355,079	3,240,401
Other expense	2,374	4,865

Total deductions	3,357,453	3,245,266

Net increase	1,342,113	10,667,839

Net assets available for benefits:
Beginning of year	53,448,360	42,780,521

End of year	$ 54,790,473	$ 53,448,360

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 1 – Description of the Plan

WesBanco, Inc. (“WesBanco” or the “Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement and Summary Plan Description for more complete information.  The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco.  The Plan includes an employee stock ownership plan (“ESOP”) and a contributory 401(k)-profit sharing plan.  PNC Bank, N.A. (“PNC” or “Trustee”) is the trustee and record-keeper of the Plan.  Trustee fees may be paid by the Plan or WesBanco, the Plan Sponsor, at the discretion of WesBanco.

Employee Stock Ownership Plan – Employer contributions to the ESOP are made in an amount determined by the Board of Directors.  For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock.  There was no ESOP loan outstanding at December 31, 2011 and 2010.  The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31.  Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation but cannot exceed the lesser of $45,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service.  Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions.  Generally, terminations of employment prior to completion of five years of service for reasons other than death, normal retirement or permanent disability result in forfeiture.  Forfeitures of terminated non-vested account balances at December 31, 2011 and 2010 totaled $676 and $9,392.  No employer ESOP contributions were made for the years ended December 31, 2011 and 2010.

401(k) – The 401(k) provides for salary deferral and matching employer contributions.  An employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the 401(k) the first day of each calendar month.  Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator.  A participant’s interest is 100% vested in the employee deferral, employer matching and rollover accounts upon becoming eligible to

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 1 – Description of the Plan (continued)

participate in the 401(k).  Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met. Employer matching contributions may be paid to the Plan in cash or shares of WesBanco, Inc. common stock, as determined by the Board of Directors.  For the years ended December 31, 2011 and 2010, the matching contributions were equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and were paid in cash.  The amount of the contribution was not greater than the amount permitted by federal law.  Participants may redirect any employer matching contributions made in common stock into other registered investment funds.

The Plan includes provisions authorizing loans from the Plan to active eligible participants.  The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have two loans outstanding at any given time.  Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years.  Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans.  Loans outstanding at December 31, 2011 had interest rates ranging from 3.25% to 9.25% with maturities through August 2021.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis except for distributions to participants that are recorded when paid.  Purchases and sales of securities are accounted for as of the trade date.  Interest and dividend income is recorded as earned.

Valuation of Investments – The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules.  Actual results could differ from those estimates.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 2 – Summary of Significant Accounting Policies (continued)

Plan Termination – Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time.  In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable.  The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

Recent Accounting Pronouncements – In   January 2010,   the   FASB   issued   Accounting   Standards   Update   2010-06,   Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The  requirement  to  present  changes  in  Level  3  measurements  on  a  gross  basis  is  effective  for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement  disclosures,  adoption  of  ASU  2010-06  did  not  have  an  effect  on  the  Plan’s  net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2010-04 amends the fair value measurement and disclosure requirements to achieve common disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”).  The accounting pronouncement requires certain disclosures about transfers between Level 1 and Level 2 of the fair value hierarchy, sensitivity of fair value measurements categorized within Level 3 of the fair value hierarchy, and categorization by level of items that are reported at cost but are required to be disclosed at fair value.  The disclosures are to be applied prospectively effective in the first interim and annual periods beginning after December 15, 2011.  The adoption of this pronouncement is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Note 3 – Party-in-Interest Transactions

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor.  WesBanco Bank, Inc., a subsidiary of the Company, provides investment advisory services for the WesMark funds.  The Plan is administered by the Plan Sponsor.  In addition, the Plan holds common shares of WesBanco, Inc., the Plan Sponsor, that paid dividends to the Plan totaling $428,685 and $395,389 for the years ended December 31, 2011 and 2010, respectively.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 3 – Party-in-Interest Transactions (continued)

The plan also invests in WesMark funds that paid dividends to the Plan totaling $92,196 and $56,541 for the years ended December 31, 2011 and 2010, respectively.

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 15, 2003, stating that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with applicable requirements of the IRC and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

In accordance with Sections 401 and 403(a) of the IRC, WesBanco filed a Cycle C submission to the IRS on January 31, 2009 requesting an updated determination letter for the Plan, which as of the date of this report, has not yet been received.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 5 – Investments

For the years ended December 31, 2011 and 2010, the Plan’s investments, including investments bought, sold, and held during the year, appreciated or depreciated in fair value, as determined by quoted market prices as follows:
			2011			2010
				Net			Net
			Fair	Appreciation		Fair	Appreciation
			Value	(Depreciation)		Value	(Depreciation)
Participant-directed investments:
	American Balanced R4	*	$ 3,260,002	$ 46,078	*	$ 3,121,675	$ 303,229
	American Bond Fund of America R4		-	-		-	17,251
	American Century Equity Income		1,435,949	8,145		1,318,006	112,397
	American EuroPacific Growth R4		2,595,739	(460,640)	*	2,945,459	205,965
	American Growth Funds of America R4	*	2,943,220	(172,054)	*	3,005,457	299,114
	American Small Cap World R4		746,199	(138,147)		1,027,841	175,724
	BlackRock GNMA Service		553,736	12,846		609,243	653
	Davis New York Venture Fund Adv.		1,128,637	(65,799)		1,144,673	108,880
	Federated Total Return Government Bond		888,502	34,014		807,602	7,731
	Fidelity Advisor Small Cap A		2,013,409	(309,421)		1,955,199	236,367
	PIMCO Total Return		1,792,199	521		1,636,176	(20,608)
	BlackRock Index Equity		1,797,493	6,914		1,768,060	202,592
	BlackRock Money Market Service Unit	*	4,992,159	9	*	4,736,251	(13)
	BlackRock Money Market		20,005	-		2	-
	Royce Low Price Stock		1,535,196	(397,935)		1,698,367	358,807
	T. Rowe Price Growth Stock Fund Adv.		1,788,806	(23,808)		1,649,229	231,612
	T. Rowe Midcap Value		239,750	(20,325)		107,099	5,794
	T. Rowe Price Target Retirement 2010 Fund Adv.		915,223	(18,650)		811,590	66,849
	T. Rowe Price Target Retirement 2020 Fund Adv.		1,110,616	(35,315)		931,442	102,327
	T. Rowe Price Target Retirement 2030 Fund Adv.		728,885	(29,637)		606,240	70,958
	T. Rowe Price Target Retirement 2040 Fund Adv.		428,461	(25,059)		425,382	52,464
	T. Rowe Price Target Retirement 2050 Fund Adv.		454,705	(26,028)		357,324	42,955
	Third Avenue Value Fund		1,077,912	(304,882)		1,361,728	137,728
	WesBanco, Inc. Common Stock	*	14,274,956	374,042	*	13,615,754	4,681,854
	WesMark Bond Fund		1,434,464	26,552		1,498,676	(449)
	WesMark Growth Fund	*	4,046,523	(280,197)	*	4,175,593	701,772
	WesMark Small Company Fund		453,175	(18,289)		450,594	94,003
Total investments			52,655,921	(1,817,065)		51,764,662	8,195,956

*	The fair value of these individual investments represents 5% or more of the Plan's net assets.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 6 – Fair Value Measurement

ASC 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lower priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs  used for each major class of assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered Investment Companies and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 6 – Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value.

Investments at Fair Value
as of December 31, 2011
Level 1

Registered investment companies
Stable value / money market	$ 5,012,164
Fixed income	4,668,901
Balanced and lifestyle	6,897,892
Large cap growth	4,732,026
Large cap value	2,564,586
Large cap blend	5,844,016
Mid cap value	239,750
Small cap growth	2,466,584
Small cap value	1,535,196
International	2,595,739
Worldwide	1,824,111
Total registered investment companies	38,380,965
Equity securities	14,274,956
Total investments at fair value	$52,655,921

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 6 – Fair Value Measurement (continued)
Investments at Fair Value
as of December 31, 2010
Level 1

Registered investment companies
Stable value / money market	$ 4,736,253
Fixed income	4,551,697
Balanced and lifestyle	6,253,653
Large cap growth	4,654,686
Large cap value	2,462,679
Large cap blend	5,943,653
Mid cap value	107,099
Small cap growth	2,405,793
Small cap value	1,698,367
International	2,945,459
Worldwide	2,389,569
Total registered investment companies	38,148,908
Equity securities	13,615,754
Total investments at fair value	$51,764,662

The Plan did not hold any level 2 or 3 assets at December 31, 2011 and 2010.

Note 7 – Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$ 54,790,473	$ 53,448,360
Less: Amount allocated to withdrawing participants	(335,459)	-
Net assets available for benefits per Form 5500	$ 54,455,014	$ 53,448,360

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2011 and 2010

Note 7 – Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011 to the Form 5500:

Benefits paid to participants per the financial statements	$ 3,355,079
Add: Amounts allocated to withdrawing participants at December 31, 2011	335,459
Less: Amounts allocated to withdrawing participants at December 31, 2010	-
Benefits paid to participants per the Form 5500	$ 3,690,538

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

Wesbanco, Inc. KSOP
EIN #55-0571723     Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at Year End)
December 31, 2011

Identity of
Issue, Borrower,
Lessor, or				Current
Similar Party	Description of Investment		Cost	Value

	Registered Investment Companies
179,219 shares	American Balanced R4		**	$ 3,260,002
197,517 shares	American Century Equity Income		**	1,435,949
75,130 shares	American EuroPacific Growth R4		**	2,595,739
103,198 shares	American Growth Funds of America R4		**	2,943,220
22,646 shares	American Small Cap World R4		**	746,199
53,501 shares	BlackRock GNMA Service		**	553,736
34,727 shares	Davis New York Venture Fund		**	1,128,637
75,297 shares	Federated Total Return Government Bond		**	888,502
93,386 shares	Fidelity Advisor Small Cap A		**	2,013,409
164,876 shares	PIMCO Total Return		**	1,792,199
74,958 shares	PNC Index Equity		**	1,797,493
4,273,011 shares	PNC Money Market Service		**	4,992,159
12,764 shares	PNC Money Market		**	20,005
107,281 shares	Royce Low Price Stock		**	1,535,196
56,769 shares	T. Rowe Price Growth Stock		**	1,788,806
11,251 shares	T. Rowe Midcap Value		**	239,750
61,178 shares	T. Rowe Price Target Retirement 2010 Fund		**	915,223
70,203 shares	T. Rowe Price Target Retirement 2020 Fund		**	1,110,616
44,336 shares	T. Rowe Price Target Retirement 2030 Fund		**	728,885
26,015 shares	T. Rowe Price Target Retirement 2040 Fund		**	428,461
49,424 shares	T. Rowe Price Target Retirement 2050 Fund		**	454,705
26,854 shares	Third Avenue Value Fund		**	1,077,912
139,404 shares	WesMark Bond Fund	*	**	1,434,464
322,175 shares	WesMark Growth Fund	*	**	4,046,523
44,913 shares	WesMark Small Company Growth	*	**	453,175
	Total Registered Investment Companies			$ 38,380,965

	Equity Securities
732,999 shares	WesBanco, Inc. Common Stock	*	**	$ 14,274,956

	Participant Loans
	Loan Account (interest rates range from 3.25%	*
	to 9.25% and have maturities through
	August 2021)			$ 1,979,285
* Party-in-interest
** Participant-directed investment, cost not required.

WesBanco, Inc. KSOP
EIN # 55-0571723     Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2011

Current
Value of
Asset on
Identity of		Purchase	Selling	Cost of	Transaction	Net Gain /
Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

There were no Category I, II, III or IV reportable transactions for the year ended December 31, 2011.

EXHIBIT INDEX

Exhibit No.                             Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm